Contact

www.linkedin.com/in/jonathan-gordon-1799bb (LinkedIn)
www.stage1ventures.com (Company)

Top Skills

Start-ups
Strategy
Enterprise Software

Jonathan Gordon

Managing Partner and Co-Founder at Stage 1 Ventures
Tampa, Florida, United States

Summary

Successful executive, entrepeneur and investor with 40+ year history of building technology companies from early and mid-stage through to exit. Experience includes enterprise software, system software, semiconductors, and instrumentation companies. Focused on maximizing shareholder value through business development and in building sales and market channels, timely product development, and cost effective management of operations leading to profitability.Additional expertise in IP monitization. Contact base is diverse with numerous high level relationships worldwide

In January 2006, Jonathan co-founded Stage 1 Ventures, an early stage venture capital firm. Investments include e-Centives (sold to Catalina Marketing), AdelaVoice, Marxent Labs, Maple Farm Media, Carvoyant, Par Elastic, Instream, Veloxum, XPeerient, Delfigo Security, Wing Power, Phantom Alert, OnePin, Cuesol (sold to MobileLime), go2 (merged with 80108), SiteWit and Auspice (sold to Arris), SiteWit, and KiteDesk.

Specialties: Senior level management in:

System Level Software
Enterprise Software
Semiconductors
Instrumentation

Additional specialties:

Start Ups
New Business Development
Strategic Planning
Large Asian contact base
Licensing IP
Raising Capital
Mergers, Acquisitions and IPO's

Experience

Stage 1 Ventures
Managing Partner and Co-Founder
January 2006 - Present (17 years 9 months)
Tampa/St. Petersburg, Florida Area

Stage 1 Ventures is an early stage venture capital firm that is building partnerships with great entrepreneurs who are constructing meaningful companies. We assist our portfolio companies with our global network of relationships as well as provide the capital needed to fuel their growth

Our team has a broad background of operating companies in software, media content, hardware, instrumentation and semiconductors. We have significant global relationships and experience in the US, Europe and the far east, including China, Taiwan, Korea and Japan. We are very active in the wireless, media content and mobile markets.

Kliken
Board Member
October 2012 - Present (11 years)

Marxent Labs
Board Member
May 2016 - Present (7 years 5 months)

Delfigo Security
Board Member
2009 - Present (14 years)

Ametron Technolgies, Inc
President
February 1992 - Present (31 years 8 months)

Ametron invests in leading edge, high technology companies and assists with business development for those companies. Ametron's expertise in monetizing IP, including patents, has lead to significant financial gains for inventors.

• Acquired Integra, an early pioneer and leader in RAID software technology for the storage market with other investors. Secured OEM license deals with major Fortune 500 companies.

• Represented numerous companies in large license deals.

• Assisted public companies with strategic acquisition targets.

• Designed new market bundling programs for Fortune 500 company.

Tampa Bay WaVE
Board Member
2012 - December 2017 (5 years)
Tampa/St. Petersburg, Florida Area

mGen, Inc
President & CEO
2003 - 2005 (2 years)

mGen is a leading developer of advanced distributed knowledge, human capital and learning management enterprise software with a focus on large scale installations to Federal Agencies and DOD accounts such as the US Department of Agriculture, Army, Navy and Marine Corps.

EndPoints, Inc.
President & CEO
2000 - 2003 (3 years)

EndPoints is a fabless semiconductor company whose controller chips power high volume, low cost consumer digital cameras and cell phones.

DiagSoft, Inc.
President
1995 - 1998 (3 years)

DiagSoft is a PC based diagnostic software company whose software was bundled with new personal computers. The software allowed users to test PCs to determine and isolate hardware problems. Additionally, DiagSoft was the worldwide leader and provider of software used in controlling the manufacturing and testing of new PCs on the production line.

Phoenix Computer Products, Inc
President
1989 - 1990 (1 year)

Phoenix Computer Products (PCPI) focused on selling the Phoenix BIOS bundled with Microsoft Operating Systems to 2nd and 3rd tier PC manufacturers and later on publishing documentation to the same customers

Paterson Labs

President
1988 - 1989 (1 year)

Worked closely with Paterson Labs founder, Tim Paterson, the author of MS DOS. The company developed BIOS software.

Phoenix Technologies, LTD.
Vice President Sales
1986 - 1988 (2 years)

Phoenix Technologies is renowned for being the leading supplier of BIOS software to PC manufacturers, which guaranteed compatibility with the IBM PC.

Graphic Software Systems
Vice President Sales
1983 - 1986 (3 years)

GSS was the early leader in system level graphics software for PCs and worked with Digital Research to provide graphics system software for the CPM operating system. Additionally, GSS had system level software on the original IBM XT and AT computers.

Tektronix, Inc.
Sales Engineer
1978 - 1980 (2 years)

Sales Engineer for data acquisition equipment and graphic terminals

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Education

University of Wisconsin
Mechanical Engineering · (1965 - 1966)

Penn Morton College
Business Management · (1967 - 1968)